Leslie’s, Inc.

2005 East Indian School Road

Phoenix, Arizona 85016

September 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Stacy Peikin

Re:	Leslie’s, Inc.

Registration Statement on Form S-1 (File No. 333-259475)

Dear Ms. Peikin:

Leslie’s, Inc., a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-259475) (the “Registration Statement”) be accelerated and that it be declared effective September 14, 2021 at 5:30 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Steven M. Weddell

Steven M. Weddell

Executive Vice President and Chief Financial Officer

cc:	Michael Egeck, Chief Executive Officer

Brad Gazaway, Chief Legal Officer

Peter Wardle, Esq.

Stelios Saffos, Esq.